SECURITIES AND EXCHANGE COMMISSION

                                      Washington, D.C. 20549


                                              FORM 15

Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number  33-11418
DBSI Pacific Income & Growth Fund - II, A Real Estate Limited Partnership (Exact name of registrant as specified in its charter)

1070 N. Curtis Road, #270, Boise, Idaho  83706
(208/322-5858)
(Address, including zip code and telephone number)

Limited Partner Interests
(Title of each class of securities covered by this Form)

 N/A
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]       Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)   [X]       Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)    [ ]       Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)   [ ]       Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice
date:   0

     Pursuant to the requirements of the Securities Exchange Act of 1934, DBSI Pacific Income & Growth Fund - II, A Real Estate Limited Partnership, has caused this certification/ notice to be signed on its behalf by the undersigned duly-authorized person.



DATE:                              BY:
                                       Charles Hassard, Executive Vice President
                                       DBSI HOUSING Inc., General Partner





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